1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 12, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/07/12

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2010/06/18:	New appointment of President

2. Announcement on 2010/06/18:	Re-election of Chairman

3. Announcement on 2010/06/18:	Re-election of directors and supervisors

4. Announcement on 2010/06/18:	Re-election of independent directors

5. Announcement on 2010/06/18:	Important Resolutions of 2010 Annual General Meeting

6. Announcement on 2010/06/21:	Clarification of the report that the company plans to invest NT$40 billion for Cloud Computing for five years

7. Announcement on 2010/06/23:	Chunghwa Telecom and the United Daily News sign a MOU

8. Announcement on 2010/07/01:	To announce the procurement of telecommunication equipment amounted to NT$0.5 billion

9. Announcement on 2010/07/05:	The Company signs a MOU with Quanta Computer

10. Announcement on 2010/07/09:	The Company announces its unaudited revenue for June 2010

11. Announcement on 2010/07/09:	June 2010 sales

EXHIBIT 1

New appointment of President

Date of events: 2010/06/18

Contents:

1. Date of the board of directors resolution or date of occurrence of the change: 2010/06/18

2. Name and resume of the replaced general manager: Shaio-Tung Chang, the President of Chunghwa Telecom

3. Name and resume of the new general manager: Shaio-Tung Chang, the President of Chunghwa Telecom

4. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ): new appointment

5. Reason for the change: Resolution of the 6th term of board

6. Effective date of the new appointment: 2010/06/18

7. Any other matters that need to be specified: Nil

EXHIBIT 2

Re-election of Chairman

Date of events: 2010/06/18

Contents:

1. Date of the board of directors resolution or date of occurrence of the change: 2010/06/18

2. Name and resume of the replaced chairman: Shyue-Ching Lu, the Chairman of Chunghwa Telecom

3. Name and resume of the new chairman: Shyue-Ching Lu, the Chairman of Chunghwa Telecom

4. Type of the change (please enter: “resignation”, “position adjustment”, “conge”, “tenure expired” or “new appointment” ): tenure expired

5. Reason for the change: Resolution of the 6th term of board

6. Effective date of the new appointment: 2010/06/18

7. Any other matters that need to be specified: None

EXHIBIT 3

Re-election of directors and supervisors

Date of events: 2010/06/18

Contents:

1. Date of occurrence of the change: 2010/06/18

2. Name of juristic-person director/ supervisor: Ministry of Transportation and Communication (MOTC), Chunghwa Post Co., Ltd., National Development Fund of Executive Yuan

3. Name and resume of the replaced person:

Directors:

Representative from MOTC: Shyue-Ching Lu; Chairman & CEO of Chunghwa Telecom

Representative from MOTC: Shaio-Tung Chang; President of Chunghwa Telecom

Representative from MOTC: Yi-Bing Lin; Dean of Computer Science College at National Chiao-Tung University

Representative from MOTC: Gordon S. Chen; Professor of Accounting at Fu Jen Catholic University

Representative from MOTC: Mu-Shun Lin; Director of Personnel Department, MOTC

Representative from MOTC: Jennifer Yuh-Jen Wu; Deputy Director-General of Institute of Transportation, MOTC

Representative from MOTC: Shih-Wei Pan; Political Deputy Minister of Council of Labor Affairs, Executive Yuan

Representative from MOTC: Guo-Shin Lee; Director of Accounting Department, MOTC

Representative from MOTC: Shih-Peng Tsai; President of Chunghwa Telecom Workers Union

Supervisors:

Representative from Chunghwa Post Co., Ltd.: Yung-An Yen; Vice President of Chunghwa Post Co., Ltd

Representative from National Development Fund of Executive Yuan: Ming-Shyan Yang; Director of the Second Bureau, Directorate General of Budget, Accounting and Statistics, Executive Yuan Representative from National Development Fund of Executive Yuan: Shwu-Fen Chao; Secretary-General Office Director of the Executive Yuan

4. Name and resume of the replacement:

Directors:

Representative from MOTC: Shyue-Ching Lu; Chairman & CEO of Chunghwa Telecom

Representative from MOTC: Shaio-Tung Chang; President of Chunghwa Telecom

Representative from MOTC: Mu-Shun Lin; Director of Personnel department, MOTC

Representative from MOTC: Guo-Shin Lee; Director of Accounting department, MOTC

Representative from MOTC: Jennifer Yuh-Jen Wu; Deputy Director-General of Institute of Transportation, MOTC

Representative from MOTC: Shih-Wei Pan; Political Deputy Minister of Council of Labor Affairs, Executive Yuan

Representative from MOTC: Gordon S. Chen; Chairman of Gre Tai Securities Market

Representative from MOTC: Yi-Bing Lin; Dean of Computer Science College at National Chiao-Tung University

Representative from MOTC: Shen-Ching Chen; President of the Central News Agency

Representative from MOTC: Shih-Peng Tsai; President of Chunghwa Telecom Workers Union

Supervisors:

Representative from National Development Fund of the Executive Yuan:

Shwu-Fen Chao; Secretary-General Office Director of the Executive Yuan

Representative from Chunghwa Post: Ming-Shyan Yang; Director of the second bureau of the Directorate General of Budget, Accounting and Statistics, Executive Yuan

Representative from Chunghwa Post: I-Hwa Wu; Director of Accounting Department, Chunghwa Post Co., Ltd

5. Reason for the change: Term expired

6. Original term (from              to             ): 2007/06/15~2010/06/14

7. Effective date of the new appointment: 2010/06/18

8. Any other matters that need to be specified: Nil

EXHIBIT 4

Re-election of independent directors

Date of events: 2010/06/18

Contents:

1. Date of occurrence of the change: 2010/06/18

2. Name and resume of the replaced director or supervisor:

Independent Director: Jing-Twen Chen; Professor of Department of Finance, National Central University

Independent Director: Zse-Hong Tsai; Professor of Department of Electrical Engineering, National Taiwan University

3. Name and resume of the replacement:

Independent directors: Zse-Hong Tsai; Professor of Electrical Engineering, National Taiwan University

Independent directors: Chung-Yu Wang; Vice Chairman of Tong Lung Metal Industry Co., Ltd.

Independent directors: Chung-Fern Wu; Professor of Department of Accounting, National Taiwan University

4. Type of the change (please enter: “resignation”, “discharge”, “tenure expired” or “new appointment” ): tenure expired

5. Reason for the change: Term expired

6. Original term of office (from             to            ): 2007/06/15 ~ 2010/06/14

7. Effective date of the new appointment: 2010/06/18

8. Rate of turnover of directors of the same term: NA

9. Rate of turnover of independent directors of the same term: NA

10. Any other matters that need to be specified: Nil

EXHIBIT 5

Important Resolutions of 2010 Annual General Meeting

Date of events: 2010/06/18

Contents:

1. Date of the shareholders’ meeting: 2010/06/18

2. Important resolutions:

(1) Ratified 2009 business report and financial statements

(2) Ratified the proposal for the distribution of 2009 earnings.

The dividend per share is NT$4.06.

(3) Approved the revision of the Articles of Incorporation.

(4) Approved the capital reduction and cash repayment.

(5) Approved the revision of the “Procedures for Endorsements and Guarantees”

(6) The election of the Company’s 6th term Directors and Supervisors:

Directors:

Representatives from the MOTC: Shyue-Ching Lu, Shaio-Tung Chang, Mu-Shun Lin, Guo-Shin Lee, Jennifer Yuh-Jen Wu, Shih-Wei Pan, Gordon S. Chen, Yi-Bing Lin, Shen-Ching Chen and Shih-Peng Tsai

Independent directors:

Zse-Hong Tsai, Chung-Yu Wang and Chung-Fern Wu

Supervisors:

Shwu-Fen Chao, representing National Development Fund of Executive Yuan; Ming-Shyan Yang and I-Hwa Wu, representing Chunghwa Post Co., Ltd.

3. Endorsement of the annual financial statements (indicate “yes” or “no”): Yes

4. Any other matters that need to be specified:

Term of the new appointment: 2010/06/18~2013/06/17

EXHIBIT 6

Clarification of the report that the company plans to invest NT$40 billion for Cloud Computing for five years

Date of events: 2010/06/21

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/06/21

3. Content of the report: The company plans to invest NT$40 billion for Cloud Computing for five years.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company follows its internal procedures to evaluate the cloud computing project, developing details including investing amount as well as strategic partners and will make an official announcement after completing the procedures.

Currently, the company has no comment on the report.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

Chunghwa Telecom and the United Daily News sign a MOU

Date of events: 2010/06/22

Contents:

1. Date of occurrence of the event: 2010/06/22

2. Counterparty to the contract or commitment: United Daily News

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2010/06/22~2010/12/31

5. Major content (not applicable where rescinded): Cooperation on the development of audio and visual content development.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Help expanding of the company’s services scope.

8. Concrete purpose/objective (not applicable where rescinded): Providing the Company’s enterprise customer omnibearing services.

9. Any other matters that need to be specified: None

EXHIBIT 8

To announce the procurement of telecommunication equipment amounted to NT$0.5 billion

Date of events: 2010/07/01

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): HD MOD STB and server equipment project ( Group A) etc.

2. Date of the occurrence of the event: 2009/07/02~2010/07/01

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$580,646,205

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Dinyen Technology Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: N/A

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 9

The Company signs a MOU with Quanta Computer

Date of events: 2010/07/05

Contents:

1. Date of occurrence of the event: 2010/07/05

2. Counterparty to the contract or commitment: Quanta Computer

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2010/07/05~2011/07/05

5. Major content (not applicable where rescinded): The Company signs a Memorandum of Understanding (MOU) with Quanta Computer to co-promote cloud computing services.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): To facilitate the expanding of business scope.

8. Concrete purpose/objective (not applicable where rescinded): Both companies will cooperate to explore business opportunities on cloud computing.

9. Any other matters that need to be specified: None

EXHIBIT 10

The Company announces its unaudited revenue for June 2010

Date of events: 2010/07/09

Contents:

1. Date of occurrence of the event: 2010/07/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of June 2010, total revenue increased by 2.5% year-over-year to NT$15.36 billion. Operating income for the month was NT$4.53 billion, net income NT$4.72 billion, EPS NT$0.49.

For the first six months this year, total revenue increased by 1.6% year-over-year to NT$91.77 billion, operating income was NT$29.09 billion, net income NT$25.04 billion, EPS NT$2.58.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 11

Chunghwa Telecom

July 09, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2010

1) Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
Jun	Invoice amount	16,658,237	16,387,779	(+)270,458	(+)1.65%
Jan-Jun	Invoice amount	100,817,670	99,381,647	(+)1,436,023	(+)1.44%
Jun	Net sales	15,355,174	14,973,405	(+)381,769	(+)2.55%
Jan-Jun	Net sales	91,772,655	90,301,418	(+)1,471,237	(+)1.63%

b Trading purpose : None